FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [   ]   No [ X ]




This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 9, 2000, entitled: "Vasogen receives FDA approval for U.S. Clinical Trial in Patients with Congestive Heart Failure"




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VASOGEN INC.



                                       By /S/Christopher Waddick
                                          ----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  March 9, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


              VASOGEN RECEIVES FDA APPROVAL FOR U.S. CLINICAL TRIAL
                    IN PATIENTS WITH CONGESTIVE HEART FAILURE

Toronto, Ontario, (March 9, 2000) - Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has received U.S. Food and Drug Administration (FDA) approval to proceed with a two-center clinical trial of its immune modulation therapy, VAS991, in patients with congestive heart failure (CHF). CHF is a progressive and often fatal cardiac condition affecting millions of people in North America.

Nearly five million Americans suffer from CHF and its prevalence is increasing at ten percent per year, primarily due to the aging population, as well as improved long-term survival in heart disease patients. CHF occurs when the pumping function of the heart is insufficient to meet the body's demand for oxygen and other nutrients. With prolonged inadequate blood supply to vital organs and voluntary muscles, a number of compensatory mechanisms develop, initially leading to salt and water retention, worsening heart function, and eventually symptoms of shortness of breath, fatigue, and swelling of the legs. The condition is usually progressive, becomes irreversible, and ultimately results in death.

The placebo-controlled clinical trial, which will be conducted under an Investigational Device Exemption from the FDA, will enroll 90 patients diagnosed with chronic congestive heart failure. Enrollment for the trial, planned at two leading U.S. cardiovascular centers, The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director, Kaufman Center for Heart
Failure, and Baylor College of Medicine, under the direction of Dr. Guillermo Torre, Medical Director, Heart Transplant Service, is expected to commence next month.

"VAS991 represents an important extension of our cardiovascular disease program," said Dr. Eldon Smith, Vasogen's Vice President of Scientific Affairs. "As a non-pharmaceutical approach to the treatment of CHF, VAS991 offers the potential to beneficially impact the progression of this disease without increasing the large number of drugs taken by these patients."

CHF is now recognized to be a systemic disorder characterized by excessive sympathetic nervous system activity, generalized dysfunction of the blood flow-controlling endothelial cells which line blood vessels, inflammation secondary to immune activation of the Th1 cell type, and an increased death rate of heart muscle cells. Vasogen's immune modulation therapy, which involves the withdrawal of a sample of a patient's blood, modification of the components within the sample, and administration of the modified sample to the patient, has been shown in pre-clinical and clinical studies to have a beneficial impact on many of these pathological processes.

In addition to VAS991, the Company currently has clinical trials underway for VasoCare(TM) therapy for the treatment of atherosclerotic peripheral vascular disease, VAS971 for the prevention of ischemia/reperfusion injury during major vascular surgery, and VAS972 for the treatment of psoriasis.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.